FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 21, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

3035-5350 Av. Rebouças 2942, 6º andar Pinheiros, 05402-500 www.ri.brasil-agro.com Notice to Shareholders BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS Publicly-Held Company with Authorized Capital Corporate Taxpayer's ID (CNPJ/MF) No. 07.628.528/0001-59 State Registry (NIRE) 35.300.326.237 BrasilAgro – Companhia Brasileira de Propriedades Agrícolas ("Company") hereby informs its shareholders and the public in general that the interim dividends declared by the Company at the Annual and Extraordinary Shareholders' Meeting held on October 21, 2026, in the amount of R$ 30,000,000.00 (thirty million Brazilian Reais), equivalent to R$ 0.30115808232 per common share, excluding treasury shares, shall be paid to shareholders as from November 16, 2026, based on the shareholding position on the closing of the trade session on October 21, 2026. As of October 22, 2026, the shares issued by the Company trading at São Paulo's Stock Exchange (B3 – Brasil, Bolsa, Balcão, the "B3") shall be negotiated ex-dividends. Due to the new rules introduced by Law No. 15,270/25, amounts distributed to shareholders may be subject to taxation, including withholding income tax at source. The payment will be credited to shareholders' bank accounts informed to Itaú Corretora de Valores S.A., the depositary institution for the Company's shares, on the payment date indicated above. Please be advised that the shareholders whose shares are in custody at B3 will receive the proceeds by means of their custodians, and holders of ADRs (American Depositary Receipts) shall receive their proceeds by means of the depositary institution hired - the Bank of New York Mellon. For shareholders whose registry information does not contain the Individual or Corporate Taxpayers Register Number (CPF/CNPJ) or information about their "Bank/Branch/Account Number", dividends will be paid only as of the 3rd business day after the information update in the electronic files of Itaú Corretora de Valores S.A. The dividends not claimed within 3 (three) years counted as from the date on which they were made available to shareholders will be forfeited in favor of the Company in accordance with Article 287, item II, Law No 6.404/76 and Article 41 of the By-laws. São Paulo, October 21, 2026. Gustavo Javier Lopez CFO & IRO Investor Relations: E-mail: ri@brasil-agro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

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